Exhibit 99.1
to
Schedule 13G
Joint Filing Agreement
The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13D dated April 9, 2010 in connection with their beneficial ownership of Memsic Inc., and any amendments thereto. Each of Ameriprise Financial, Inc. and RiverSource Investments, LLC authorizes Seligman Spectrum Focus (Master) Fund to execute the Schedule 13D to which this Exhibit is attached and make any necessary amendments thereto.
Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt Wade M. Voigt
Director — Fund Administration
Seligman Spectrum Focus (Master) Fund

By:	/s/ Paul Goucher Paul Goucher
Authorized Person
RiverSource Investments, LLC

By:	/s/ Paul Goucher
Paul Goucher
Assistant Secretary